UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LUMINAR TECHNOLOGIES, INC.
Full Name of Registrant
N/A
Former Name if Applicable

2603 Discovery Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32826
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Luminar Technologies, Inc. (the “Registrant”) has elected not to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) and is filing a Form 12b-25 for a 15 day extension deemed necessary for the following reason: The Registrant was recently informed there is potential industry-wide uncertainty related to the technical accounting treatment of customary public and private warrants issued by special-purpose acquisition companies (SPACs). The Registrant has sought and expects to receive guidance within the next two weeks regarding the accounting treatment for the Registrant’s public and private warrants, and correspondingly anticipates the Form 10-K will be filed as soon as practicable prior to April 15, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Fennimore	407	900-5259
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended December 31, 2020 will reflect significant changes from our results of operations for the year ended December 31, 2019. Because we have not completed our financial statements due the reasons provided above, we are unable to provide a reasonable estimate of our results of operations for the year ended December 31, 2020. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the year ended December 31, 2020 compared to our results of operations for December 31, 2019.

Luminar Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2021	By:	/s/ Thomas J. Finnemore
		Name:	Thomas J. Fennimore
		Title:	Chief Financial Officer and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).